SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended April 24, 2002


                AYOTTE MUSIC INC.                               000-30683
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 (Translation of Registrant's name into English)              SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X                Form 40-F
                             -------                        --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                         No     X
                          --------                   -------



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Ayotte Music Inc. (CDNX: AYO) ("Ayotte") announced on April 24, 2002, that it has raised Cdn$720,040 through the issuance of 4,500,624 special warrants (the "Special Warrants") at a price of $0.16 per Special Warrant (the "Private Placement"). Subject to the approval of the TSX Venture Exchange, the proceeds of the Private Placement are intended to be advanced by Ayotte to Verb Exchange Inc. ("Verb") under an existing credit facility (the "Credit Facility"). To date Cdn$1,323,000 has been advanced by Ayotte to Verb under the Credit Facility. Any further funds advanced to Verb are to be used to further build Verb's sales and marketing initiatives.

The intended advances by Ayotte to Verb are to be made against an agreed upon cash flow budget pending completion of the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002, in order to consider and approve the proposed reverse takeover transaction. In connection with the reverse takeover transaction with Verb, Ayotte will also be seeking the approval of its shareholders, among other things, to a consolidation of its share capital on a 5 for 1 basis. The transaction, to be structured as a statutory plan arrangement under Canadian law, is subject to execution of the definitive agreement, and satisfaction of various conditions, including Ayotte shareholder approval. Execution of the definitive agreement will be reported on Form 6-K.

Each Special Warrant issued pursuant to the Private Placement entitles the holder thereof to acquire one common share of Ayotte and one share purchase warrant (the "Warrant"). Each Warrant is exercisable for a period of one year and entitles the holder thereof to acquire an additional common share of Ayotte at a price of $0.16 per share.

Ayotte has agreed to file a prospectus to qualify the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received from applicable securities regulators within 120 days of closing of the Private Placement, the Special Warrants will be convertible to 1.1 common shares of Ayotte and 1.1 share purchase warrants.

ABOUT VERB:

Verb is a leading provider of Unified Communications, Advanced Messaging and Broadcast solutions for today's organizations and mobile professionals. Verb's unique suite of solutions build upon the services and technologies that drive business today. Verb's services allow users access to their critical desktop and communications environments through simple web or voice commands. Verb is a privately held corporation headquartered in Vancouver, BC with US offices in Phoenix, AZ. On November 29th, 2001, Verb entered into an agreement with Ayotte to complete a reverse takeover, which is expected to close in June, 2002. For Business Development Inquiries contact Keith Andrews, VP, Sales and Business Development at Keith@verbx.com. For more information visit www.verbx.com.

In addition to Ayotte shareholders' approval, the proposed reverse takeover transaction also remains subject to the approval of the TSX Venture Exchange. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the news release.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  April 25, 2002                       By:       /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager


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